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                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                               Commission File Number: 333-10486



                          For the Month of April 2002


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes _____                    No   X
                                                   -----



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
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Information furnished on this form:



                               Table of Contents



1. Description of Capital Stock

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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Trend Micro Incorporated


Date: April 10, 2002                          By: /s/ Mahendra Negi
                                                  -------------------
                                                  Mahendra Negi
                                                  Representative Director;
                                                  Chief Financial Officer
                                                  and Executive Vice
                                                  President
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As used herein, references to "Trend Micro", "we", "our" or "us" are to Trend
Micro Incorporated, and references to the "ADSs" are to the American Depositary Shares evidenced by American Depositary Receipts referred to under Item 1.B "Memorandum and Articles of Association of American Depositary Receipts" in
our annual report on Form 20-F (file no. 333-10568) filed with the Securities and Exchange Commission on June 29, 2001.

                          DESCRIPTION OF CAPITAL STOCK

The following is a summary of material information concerning the shares of our common stock, including summaries of material provisions of our articles of incorporation and share handling regulations, and of the Japanese Commercial Code and related legislation. The following summary should be read together with the articles of incorporation and the share handling regulations which have been filed as exhibits to our other filings with the Securities Exchange Commission.

General

Our authorized share capital as of December 31, 2001 is 250,000,000 shares, of which 132,052,284 (taking into account the one-to-two stock split on March 31, 2001) shares are issued and outstanding as of the same date. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to assert shareholders' rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The Securities Center system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Under our articles, our financial accounts will be closed on December 31 of each year and dividends, if any, will be paid to shareholders of record at December
31. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to shareholders of record as of June 30 or each year. Under the Commercial Code, however, we cannot declare or pay dividends unless specified financial criteria are met based on the amount of our stated capital and legal reserves.

Japanese Unit Share System

In accordance with the requirements of the Commercial Code, our articles of incorporation provide that 500 shares constitute one "unit." The number of shares constituting a unit is not permitted to exceed 1,000 shares or one-two-hundredth (1/200) of the number of all issued shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Transferability of Shares Representing Less Than One Unit. Under the Commercial Code and the Deposit Agreement, holders of ADSs will be able to surrender ADSs and withdraw the underlying shares from deposit only in whole unit lots of one unit or larger. A holder who owns ADRs evidencing less than 500 ADSs will indirectly own less than a whole unit. Such a holder will not be able to dispose of its shares in lots of less than one unit and will not have access to the Japanese market through surrender of their ADSs and withdrawal and sale in Japan of the

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underlying shares. The Japanese unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Rights of Holder of Shares Representing Less Than One Unit to Require Trend Micro to Purchase Such Shares. A holder of shares representing less than one unit may at any time require Trend Micro to purchase such shares. Such shares will be purchased at their last reported sale price on the First Section of the Tokyo Stock Exchange on the day a request pertaining to such purchase is delivered to our transfer agent or, if no sales take place on that day, the price at which the next sale of shares is effected on the First Section of the Tokyo Stock Exchange, less applicable brokerage commissions. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, such holders will not be able to exercise this right as a practical matter.

Other Rights of Holder of Shares Representing Less Than One Unit. Under our articles of incorporation, a holder of shares representing less than one unit has all the rights that a holder of shares representing a full unit of shares has, except for the right:

     .  to require us to issue share certificates;

     . to require us to issue replacement certificates for lost, stolen or destroyed share certificates; and

     .  to vote.

Voting Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit cannot exercise any voting rights pertaining to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each unit held.

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General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in March of each year in Tokyo, Japan. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Commercial Code, notice of any shareholders' meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

Any shareholder or group of shareholders holding at least 300 voting rights, or 1% of the total outstanding voting rights, for a continuous period of six months or longer may propose a matter for consideration at a shareholders meeting by submitting a written request to the board of directors at least six weeks before such meeting.

Voting Rights

A shareholder is generally entitled to one vote per unit. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding voting rights. Our shareholder are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Trend Micro does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that such proxies are also shareholders who have voting rights.

The Commercial Code provides that a quorum of the majority of outstanding voting rights must be present at a shareholders' meeting to approve any material corporate actions such as:

     .  amendment of the articles of incorporation;

     .  the removal of a director or statutory auditor;

     . establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

     .  a dissolution, merger or consolidation;

     .  a company split;

     .  the transfer of the whole or an important part of our business;

     .  the taking over or the whole of the business of any other corporation;
        and

     . any issuance of new shares at a "specially favorable" price (or any issuance of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders.

At least two-thirds of the voting rights represented at the meeting must approve such actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from such holders. An agent of the depositary is the record holder of the underlying shares.

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Subscription Rights

Holders of shares have no preemptive rights under our articles of incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Rights to subscribe for new shares may be transferable or nontransferable as determined by the board of directors. If subscription rights are not transferable, a purported transfer by a shareholder who is not resident in Japan will be enforceable against Trend Micro and third parties only with our prior written consent.

Liquidation Rights

Upon a liquidation of Trend Micro, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

UFJ Trust and Banking Co., Limited is the transfer agent for the Common
Stock. Toyo Trust's office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. UFJ Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Repurchase by Trend Micro of Shares

The Commercial Code, in principle, permits us to acquire, hold or dispose of our shares. We may acquire our shares on the First Section of the Tokyo Stock Exchange on which the shares are traded, through the Japanese stock exchange, if any, on which such shares are listed, by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from our subsidiary (pursuant to a resolution of the board of directors). When such acquisition is made by us from a specific party other than our subsidiary, any shareholder may make a request directly to a representative director, five days prior to the relevant shareholders' meeting, that we acquire the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, the accumulated legal reserve and other certain items prescribed under the law, we may not purchase such shares. We may hold the shares acquired in compliance with the provisions of the Commercial Code, and generally, may dispose of or cancel such shares by a resolution of the board of directors.

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